FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F               Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Reviews 2021 Achievements

VANCOUVER, British Columbia--(BUSINESS WIRE)--December 23, 2021--New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, NYSE American: NFGC) is pleased to review the 2021 year of exploration at its 100%-owned Queensway Project (“Queensway”). After completing its IPO in August 2020, New Found commenced an initial 100,000m drill program at Queensway in September 2020. By the end of 2020, step-out drilling on the high-grade discovery hole at the Keats Zone (92.9 g/t over 19.0m in hole NFGC-19-01) had yielded broad intervals of near surface high-grade gold over approximately 80m of strike, including 44.5 g/t over 6.85m in hole NFGC-20-26, a 60m step out to the south. A new high-grade gold discovery was also made in initial drilling at the Lotto Zone approximately 2km north of Keats, with results including 41.2 g/t over 4.75m and 25.4 g/t over 5.15m in hole NFGC-20-17.

Highlights

Building on these early successes, in 2021 New Found:

  Expanded the Keats Main high-grade discovery to over 500m along strike, and 250m of depth where it remains open (Figure 1).
  Discovered additional high-grade veins at Keats, with hole NFGC-21-238 recently returning 88.53 g/t Au over 3.35m at approximately 300m vertical depth.
  Made a new high-grade gold discovery at Golden Joint approximately 800m north of Keats, with intercepts down to approximately 250m depth including 430.2 g/t Au over 5.3m. NFGC-21-241 (see drill highlights in Figure 1).
  Expanded drill definition of high-grade gold at Lotto approximately 2km north of Keats to +200m depth, with results including 2.4m of 683.1 g/t Au in NFGC-21-201 (see drill highlights in Figure 1).
  Drilled intercepts of gold mineralization in multiple additional target areas in a corridor +500m wide along 2.6km of strike on the Appleton Fault, including a number of impressive high-grade gold intervals. Ongoing drilling is demonstrating multiple vein orientations and increasing complexity along this corridor analogous to other high-grade gold epizonal environments.
  Continued to add to the target count along +20km of prospective strike on the Appleton and JPB structures at Queensway North including discovery of the Big Dave showing 2km north of Lotto, which yielded assay results up to 1,131 g/t Au (Figure 3).
  Expanded the current program from 100,000m to 400,000m, and to execute this has increased the drill count from 4 to 10 drills, with a further expansion to 14 rigs now underway. Approximately 127,000m of this program has been completed to date, with results pending for approximately 32,000m.
  Significantly expanded its exploration team and commenced construction of Company’s previously announced 25,000 ft2 “Giga-Shack” core processing facility.
  Raised over $120-million in 2021 in three financings at an average price of $9.34 per share, with the Company ending the year with $130-million in working capital.
  Ended the year with a market capitalization of approximately $1.36 billion*, a 132% increase in calendar 2021.

Beyond the discovery success noted along the 2.6 km corridor encompassing the Keats, Golden Joint and Lotto discoveries, the big picture model of geology and gold mineralization advanced through the 2021 drill campaign has significantly increased the Company's confidence in the potential for additional high-grade gold discoveries over +20km of prospective strike along the Appleton and JPB structures on Queensway North (see Figure 3). In addition, there is over +100km of prospective strike on these same structures on Queensway South where work in 2021 has developed initial drill targets at the Eastern Pond target approximately 55km south of Keats.

*As of close on December 22, 2021

The advancing understanding of the geology and mineralization at Queensway continues to support the interpretation that the high-grade gold at Queensway was emplaced in epizonal events, with features that are strongly analogous to those observed in the high-grade gold mineralization at Kirkland Lake Gold’s Fosterville Mine. This interpretation has helped significantly in the Company's targeting work. The program to date has demonstrated that exploration success is driven by maximizing the rate of drilling in conjunction with an optimized targeting process driven by a strong and focused exploration team. Throughout 2021 New Found continued to build its exploration team at Queensway, including the recent addition of Melissa Render, P.Geo., as VP of Exploration to work with Greg Matheson, P.Geo. the Company’s COO in leading more than 180 Company personnel and contractors in executing on the Queensway program. With an expansion to 14 drills to test the continuously developing targets from this work, the Company is looking forward to an exciting year ahead in 2022 at the Queensway Project.

Collin Kettell, Founder & Executive Chairman of New Found Gold stated: “2021 was a transformative year for New Found Gold. Despite the COVID-19 pandemic, the commitment and hard work of our Gander-based team, together with the firm support of both the Newfoundland government and our stakeholders, allowed us to advance the Queensway Project in several key areas including greatly expanding the known high-grade gold mineralization at the Keats and Lotto zones, and the discovery of the high-grade Golden Joint Zone. We have been supported by a steady flow of truly exceptional results at three discovery areas over 2.6km of strike, with ongoing drilling continuing to test expansion of these zones. Work generating and testing targets has continued to deliver impressive results, increasing our confidence that we will add further to our discoveries.

Regarding outlook for 2022, Mr. Kettell stated: “With over 32,000 meters of core pending assay, we look forward to a steady flow of assay results being released starting in early January. Drilling has continued to expand the extent of high-grade gold mineralization at Keats, Lotto, Golden Joint, and more broadly along the Appleton Fault Corridor.

Next year will see over twice as many meters drilled as in 2021. With the increase to 14 drills backed by $130 million of working capital, the number of zones and targets we plan to test, the growing team, and the expansion of our facilities in Gander, we are very excited for the year to come.”

2022 Outlook

New Found plans to execute on an aggressive exploration program in 2022 focusing on:

  Continued diamond drilling stepping out along strike and to depth on existing discoveries, but also testing multiple new targets along highly prospective and underexplored +7km of strike on AFZ and +12km of strike on the JBPFZ (see Figure 3).
  The execution of initial diamond drill programs at drill-ready targets such as the Eastern Pond target located on Queensway South property block, 55km south of the Keats Zone and on the Twin Ponds property block located 15km northwest of the Keats Zone.
  Reconnaissance exploration programs to generate new targets in underexplored regions on both the Queensway North and Queensway South property blocks using a variety of exploration techniques including prospecting, mapping, soil sampling, till sampling, and geophysics.

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 65% to 95% of reported core lengths. Reported grades have not been capped. Assays are uncut, and calculated intervals are reported over a minimum length of 2.0m using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30 g fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays. See also the Company's November 4, 2021, news release regarding work to assess the presence and source of bias relating to core samples submitted to Eastern Analytical. The test work program announced in the Company’s November 4th release is ongoing. The Company anticipates receiving results from lab work undertaken for this program by mid-to late January 2022 and will report findings based on these results from its independent consultants shortly thereafter.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated December 23, 2021, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 32% complete. The Company is well funded for this program with a current working capital balance of approximately $130 million.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking information” and "forward-looking statements" (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities legislation and the United States securities legislation, relating to the Royalty Purchase Agreements, drilling on the Queensway gold project and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program including the work to assess the presence and source of bias relating to core samples submitted to Eastern Analytical as disclosed in the Company’s press release dated November 4, 2021, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: "Craig Roberts"
Craig Roberts, P.Eng., Chief Executive Officer
Email: croberts@newfoundgold.ca
Investor relations phone: +1 (910) 406-2407

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: December 23, 2021	By:	/s/ Craig Roberts,
Chief Executive Officer